FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2005

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 5665 8282 Fax # 91 22 5665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1: Form 6-K dated March 24, 2005 along with the Court Convened Meeting notice for Reorganisation and Amalgamation of Tata Finance Limited with Tata Motors Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	March 24, 2005

For further press queries please contact Rashmi Naik / Meraj Alam / Swati Sundareswaran at 91 22 5656 8787 / 5656 8708 Fax: 91 22 5656 8788 or email at: rashmi@vccpl.com / malam@vccpl.com / ssundareswaran@vccpl.com

All statements contained herein that are not statements of historical fact constitute “forward-looking statements”. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY APPLICATION NO. 179 OF 2005

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 read with Sections 100 to 103 of the Companies Act, 1956;

-And-

In the matter of Tata Motors Limited, a company incorporated under the provisions of the Indian Companies Act, 1913 and having its Registered Office at Bombay House, 24, Homi Mody Street, Mumbai 400 001.

-And-

In the matter of the Scheme of Reorganisation and Amalgamation of Tata Finance Limited, a company incorporated under the provisions of the Companies Act, 1956 and having its Registered Office at Bezzola Complex, V. N. Purav Marg, Chembur, Mumbai 400 071 (Transferor Company) with Tata Motors Limited, a company incorporated under the provisions of the Indian Companies Act, 1913 and having its Registered Office at Bombay House, 24, Homi Mody Street, Mumbai 400 001 (Transferee Company) and their respective shareholders and creditors.

Tata Motors Limited, a company incorporated under the provisions of the Indian Companies Act, 1913 and having its Registered Office at Bombay House, 24, Homi Mody Street, Mumbai 400 001.	) ) ) )	. . . . . . . . . . . Applicant Company

NOTICE CONVENING MEETING OF THE

ORDINARY SHAREHOLDERS OF THE APPLICANT COMPANY

To,

The Ordinary Shareholders of Tata Motors Limited, the Applicant Company:

TAKE NOTICE that by an Order made on the 18th day of March, 2005 in the above Company Application, the Hon’ble High Court of Judicature at Bombay has directed that a meeting of the Ordinary Shareholders of the Applicant Company be convened and held at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020, on Tuesday, the 26th day of April, 2005 at 4:00 p.m. for the purpose of considering, and, if thought fit, approving with or without modification(s), the proposed Scheme of Reorganisation and Amalgamation of Tata Finance Limited (the “Transferor Company”) with Tata Motors Limited (the “Applicant Company” or the “Transferee Company”).

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Ordinary Shareholders of the Applicant Company will be held at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020 on Tuesday, the 26th day of April, 2005 at 4:00 p.m. at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, is deposited at the Registered Office of the Applicant Company at Bombay House, 24, Homi Mody Street, Mumbai 400 001, not later than 48 hours before the meeting.

The Honorable High Court has appointed Mr Ratan N Tata, Chairman of the applicant company, in his absence, Mr N A Soonawala, Director and in his absence, Mr R Gopalakrishnan, also a Director of the Applicant Company to be the Chairman of the said meetings.

A copy each of the Scheme of Reorganisation and Amalgamation, the Statement under Section 393 of the Companies Act, 1956 and a form of the proxy, are enclosed.

(Ratan N Tata)

Chairman appointed for the meeting.

Dated this 24th day of March, 2005.

Registered Office:

Bombay House

24, Homi Mody Street

Mumbai 400 001

Notes:

(1)	All alterations made in the form of proxy must be initialled.

(2)	Only registered members of the Applicant Company may attend and vote (either in person or by proxy) at the shareholders’ meeting. The holders of the American Depositary Receipts ( the ‘ADRs’) of the Applicant Company shall not be entitled to attend the said shareholders’ meeting. However, the ADR holders are entitled to give instructions for exercise of voting rights at the said meeting through the Depositary, to give or withhold such consents, to receive such notice or to otherwise take action, to exercise their rights with respect to such underlying shares represented by each American Depositary Shares. A brief statement as to the manner in which such voting instructions may be given would be sent to the ADR holders by the Depositary.

Enclosed: As above.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY APPLICATION NO. 179 OF 2005

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 read with Sections 100 to 103 of the Companies Act, 1956;

-And-

In the matter of Tata Motors Limited, a company incorporated under the provisions of the Indian Companies Act, 1913 and having its Registered Office at Bombay House, 24, Homi Mody Street, Mumbai 400 001.

-And-

In the matter of the Scheme of Reorganisation and Amalgamation of Tata Finance Limited, a company incorporated under the provisions of the Companies Act, 1956 and having its Registered Office at Bezzola Complex, V. N. Purav Marg, Chembur, Mumbai 400 071 (Transferor Company) with Tata Motors Limited, a company incorporated under the provisions of the Indian Companies Act, 1913 and having its Registered Office at Bombay House, 24, Homi Mody Street, Mumbai 400 001 (Transferee Company) and their respective shareholders and creditors.

Tata Motors Limited, a company incorporated under the provisions of the Indian Companies Act, 1913 and having its Registered Office at Bombay House, 24, Homi Mody Street, Mumbai 400 001.	) ) ) )	.......Applicant Company

EXPLANATORY STATEMENT UNDER SECTIONS

173 (2) & 393(1) (a) OF THE COMPANIES ACT, 1956

1.	In this statement, Tata Finance Limited is referred to as “the Transferor Company” and Tata Motors Limited is referred to as “the Transferee/Applicant Company”. The other definitions contained in the Scheme will apply to this Explanatory Statement also.

2.	Pursuant to the Order dated March 18, 2005 passed by the Hon’ble High Court of Judicature at Bombay, a meeting of the ordinary shareholders of the Transferee Company is being convened at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, Mumbai 400 020 on Tuesday, the 26th day of April, 2005 at 4:00 p.m. for the purpose of considering and, if thought fit, approving with or without modification, inter alia, the proposed re-organisation of the capital and amalgamation of the Transferor Company with the Transferee Company as embodied in the Scheme of Reorganisation and Amalgamation (hereinafter referred to as “the Scheme”).

OVERVIEW

3.	The proposed Scheme envisages the following:

a.	The reorganisation of the capital of the Transferor Company; and

b.	The amalgamation of the Transferor Company with the Transferee Company.

BACKGROUND

4.	The Transferor Company was incorporated as a private limited company on March 16, 1984 under the name of ‘Tata Finance Private Limited’. The Transferor Company became a public limited company under Sections 31 and 44 of the Companies Act, 1956 (hereinafter referred to as the “Act”) and the name was changed to Tata Finance Limited on September 13, 1991 (Registration No.32413 of 1983-84).

5.	The Registered Office of the Transferor Company is situated at Bezzola Complex, V N Purav Marg, Chembur, Mumbai 400 071.

6.	The Capital Structure of the Transferor Company as on December 31, 2004 is as set out below:

Particulars	Rs. in Crores
Authorised Capital

Equity Shares
40,00,00,000 Equity Shares of Rs. 10/-each	400.00
Cumulative Redeemable Preference Shares

3,75,00,000 Cumulative Redeemable Preference Shares of Rs. 100/- each	375.00
Cumulative Convertible Preference Shares

1,45,00,000 Cumulative Convertible Preference Shares of Rs. 100/- each	145.00

Total	920.00

Issued Subscribed and Paid-up Capital

Equity Shares
19,98,06,246 Equity Shares of Rs.10/- each fully paid up	199.81
Add: Forfeited Shares	0.01
Total	199.82

Cumulative Redeemable Preference Shares
1,50,00,000 – 0.01% Cumulative Redeemable Preference Shares of Rs.100/- each, fully paid up	150.00

Total	349.82

7.	The Transferor Company predominantly carries on the business of vehicle financing activities through a direct marketing channel spread across a countrywide network of branches with field staff and direct sales agents. Whilst the Transferor Company had diversified into various other business activities like credit cards, share broking, home finance and merchant banking, its mainstay business has always been vehicle financing. The Transferor Company in the last two years has exited from the various non-core activities by focusing primarily on its vehicle financing business.

8.	The accounts of the Transferor Company as at December 31, 2004 have been reviewed by the Auditors. The following summary extracted from the said accounts indicates the financial position of the Transferor Company:

a.	Debentures aggregating to Rs. 250.00 crores were outstanding as on the said date and Transferor Company has agreed not to issue any new debentures.

b.	Apart from the Current Liabilities and Provisions which are incurred and disposed of in the normal course of business, the Transferor Company had the following liabilities:

Rs. in Crores
Secured Loans (including the aforesaid debentures)	663.50
Unsecured Loans	711.76

1375.26

c.	Net Shareholders’ Funds

Paid-up Share Capital (equity – Rs.199.82 crores; preference – Rs.150 crores)	349.82
Add: Reserves and Surplus (net of debit balance in Profit and Loss Account)	(6.95)
Less: Miscellaneous Expenditure	(1.79)

Net Shareholders’ Funds	341.08

d.	Excess of Assets over Liabilities

Assets (including Current Assets)	1993.77
Less: Liabilities (including Current Liabilities and Provisions)	(1652.69)

Excess of Assets over Liabilities	341.08

e.	Subsequent to the date of the aforesaid accounts, there has not been any substantial change in the financial position of the Transferor Company, excepting those arising or resulting from the usual course of business.

9.	The main objects of the Transferor Company as set out in Clause III (A) of its Memorandum of Association are briefly as follows:

“1. To carry on the business as an Investment and Finance Company and to provide finance or to make investment in any form whatsoever including investment in shares, stocks, securities, bonds or other securities and to provide on lease or hire purchase basis or on deferred payment basis or on any other basis, all types of plant, equipment, machinery, vehicles and real estates and any other movable and immovable properties whether in India or abroad, for industrial, commercial or other uses.

2. To establish and carry on the business of merchant banking and to promote, establish, finance or in any other manner support or encourage establishment of industrial enterprises or companies engaged in industrial and trading activities.”

10.	Clause III (B) (43) of the Memorandum of Association of the Transferor Company, which contains provisions for amalgamation, is reproduced herein below:

“43.	To amalgamate with or enter into partnership or any joint venture or profit sharing arrangement with or co-operate with or subsidise or assist in any way any Company, firm or person.”

11.	The Transferee Company was incorporated on September 1, 1945 under the Indian Companies Act, (VII of 1913) under the name ‘Tata Locomotive and Engineering Company Limited’. On September 24, 1960, the Transferee Company, on approval of the Central Government, thereafter changed its name to ‘Tata Engineering and Locomotive Company Limited’. On July 3, 1979, the Transferee Company was given a Second Certificate of Incorporation from the Assistant Registrar of Companies, Maharashtra, Bombay. The name of the Transferee Company was further changed to ‘Tata Motors Limited’ after obtaining the approval of the Central Government with effect from July 29, 2003 (Registration No.11-4520 of 1945-46).

12.	The Registered Office of the Transferee Company is situated at Bombay House, 24, Homi Mody Street, Mumbai 400 001.

13.	The Capital Structure of the Transferee Company as on December 31, 2004 is as set out below:

Particulars	Rs. in Crores
Authorised Capital
Ordinary shares

40,00,00,000 Ordinary Shares of Rs.10 each	400.00

Issued, Subscribed and Paid-up Capital
36,17,51,751 Ordinary Shares of Rs.10 each, fully paid-up.	361.75
Less: Calls in arrears	0.01

361.74
Add: Share Forfeiture	0.05

361.79

14.	The Transferee Company is, inter alia, engaged in the business of designing, manufacturing, assembly and sale of a wide range of automotive vehicles. The Transferee Company is also engaged in the sale of spare parts for its vehicles and engines for industrial and marine applications as well as financing of its vehicles.

15.	The accounts of the Transferee Company as at December 31, 2004 have been audited. The summary extracted from the said accounts indicates the financial position of the Transferee Company, as follows:-

a.	Debentures aggregating Rs.162.50 crores were outstanding as on the said date.

b.	Apart from the Current Liabilities & Provisions which are incurred and disposed of in the normal course of business, the Transferee Company had the following liabilities:

Rs. in Crores
Secured Loans	505.53
Unsecured Loans	2010.03

2515.56

c.	Net Shareholders’ Funds

Paid-up Share Capital	361.79
Add: Reserves and Surplus	4141.42
Less: Miscellaneous Expenditure	(19.16)

Net Shareholders’ Funds	4484.05

d.	Excess of Assets over Liabilities

Assets (including Current Assets)	12837.76
Less: Liabilities (including Current Liabilities and Provisions and Net Deferred Tax Liability, as well as Secured & Unsecured Loans)	(8353.71)

Excess of Assets over Liabilities	4484.05

e.	Subsequent to the date of the aforesaid audited accounts, there has not been any substantial change in the financial position of the Transferee Company, excepting those arising or resulting from the usual course of business.

16.	The main objects of the Transferee Company as set out in its Memorandum of Association are briefly as follows:

“1.	To carry on the business of manufacturing, assembling, buying, selling, re-selling, exchanging, altering, importing, exporting, hiring, letting on hire, or distributing or dealing in locomotives, boilers, engines steam, gas, electrical or otherwise, turbines, tanks, motor vehicles, trucks, lorries, omnibuses, buses, motor cycles, cycle cars, scooters, bicycles, tricycles, cycles, tractors, bulldozers and steam rollers of every description and kind and all component parts, spare parts, accessories, equipment and apparatus for use in connection therewith.

2.	To carry on business as manufacturers, importers and exporters of and dealers in machinery articles and goods of all classes and kinds whatsoever including electrical and engineering materials, goods, machinery and requisites and as Electrical, Mechanical and General Engineers and Contractors and as manufacturers and workers in materials of any nature and kind.

3.	To buy, sell, manufacture, and deal in minerals, plant, machinery, implements, conveniences, provisions and things capable of being used in connection with metallurgical operations, or required by workmen and others employed by the Company.

4.	To carry on the business of manufacturing, assembling, buying, selling, re-selling, exchanging, altering, importing, exporting, hiring, letting on hire, or distributing or dealing in ships, boats, barges, launches, submarines and other under-water vessels, aeroplanes, aero-engines, airships, seaplanes, flying boats, hydroplanes and aircrafts and aerial conveyances of every description and kind for transport or conveyance of passengers, merchandise or goods of every description whether propelled or moved or assisted by means of petrol, spirit, electricity, steam, oil, vapour, gas, petroleum, mechanical, animal or any other motive power and all component parts, spare parts, accessories, equipment and apparatus for use in connection therewith.

5.	To carry on the trade or business of manufacturing, assembling, buying, selling, re-selling, exchanging, altering, importing, exporting, hiring, letting on hire, or distributing or dealing in railway carriages, wagons, carts, vehicles, rolling stocks and conveyances of all kinds whether for railway, tramway, road, field or other traffic or purposes, and also railways and tramway plant, and all machinery, materials, and things applicable or used as accessory thereto and of letting or supplying all or any of the things hereinbefore specified to coal proprietors, railway and other companies, and other persons, from year to year or for a term of years, or otherwise, at annual or other rents, and of repairing and maintaining the same respectively, whether belonging to this Company or not, and of selling, exchanging and otherwise dealing in the same respectively.

6.	To enter into any contracts or arrangements with any government, state or authorities, municipal, local or otherwise that may seem conducive to the Company’s objects or any of them and to obtain from any such government, state or authority, any rights and priviledges and concessions which the company may think it desirable to obtain and to carry out, execute and comply with any such contracts, arrangements, rights, privileges and concessions.

7.	To construct, execute, carry out, equip, improve, work, develop, administer, manage or control public works and conveniences of all kinds, which expression in this memorandum includes railways, tramways, docks, harbours, piers, wharves, canals, reservoirs, embankments, irrigations, reclamations, improvements, sewage, drainage, sanitary, water, gas, electric light, telephonic, telegraphic, and power supply works, and hotels, warehouses, markets and public buildings, and all other works or conveniences of public utility.

8.	To carry on the business of railways, tramways, airways, omnibus, van, carriage and boat proprietors and carriers of passenger and goods by land, sea or air.”

17.	Clause III (46) of the Memorandum of Association of the Transferee Company, which contains provisions for amalgamation, is reproduced herein below:

“46.	To amalgamate with any Company or Companies.”

RATIONALE AND BENEFITS

18.	The background and circumstances which justify the proposed Reorganization and Amalgamation are, inter-alia, as follows:-

a.	The Transferor Company was set up in 1984 as a finance company to carry on the business of hire purchase, leasing and other finance related activities. Whilst the Transferor Company had diversified into various other business activities like credit cards, share broking, home finance and merchant banking, its mainstay business has always been vehicle financing.

b.	The Transferor Company in the last two years, has exited from various non-core activities by focusing primarily on its vehicle financing business. The Transferor Company predominantly carries on vehicle financing activities through a direct marketing channel spread across a countrywide network of branches with field staff and direct sales agents.

c.	The above initiatives, coupled with certain rightsizing and operational restructuring initiatives taken by the Transferor Company, under the guidance and administrative support of the Transferee Company, enabled the Transferor Company to turnaround its operations and financial performance and recording profits consistently every quarter since April 1, 2003.

d.	The Transferee Company has an in-house financing arm, the Bureau of Hire Purchase and Credit which also undertakes vehicle financing business, primarily for its products. This customer financing activity is based on a dealer driven business model reaching out to its customers through its automobile dealers acting as marketing, sourcing and collection agents.

e.	In order to be competitive in the auto financing market, both the Transferor Company and the Transferee Company had entered into a joint marketing arrangement under which they approach the market through a common marketing front under the brand of ‘Tata Motor Finance’. This has enabled Tata Motor Finance to draw operational synergies from the Transferor Company and the Transferee Company resulting in enhanced vehicle financing activity, whilst simultaneously supporting the Transferee Company’s vehicle sales.

f.	In line with international practice, the Transferee Company is planning to build a formidable captive financing arm to support its vehicle sales business, de-risk the revenue stream from the cyclicality of vehicles sales business, ensure customer loyalty by enveloping a complete value chain of life cycle spending of a vehicle buyer and generate a sustainable profit stream to enhance shareholders’ value.

19.	That the benefits, inter alia, of the proposed amalgamation would be as under:

a.	The amalgamation would result in synergies to Tata Motor Finance through complementary customer sourcing models, access to low cost funds, flexibility to offer competitive products / services, bundling financing options with other products / services of the Transferee Company and operational synergies.

b.	This amalgamation therefore would enable Tata Motor Finance to face the increasing competition with better economies of scale, improved cost efficiencies and enhanced productivity and in the process, grow this business profitably. It would also help the combined entity to attract and retain the best human resource talent which is of vital importance for this business.

c.	The amalgamation would be beneficial to the shareholders of the Transferor Company in as much as they would have an opportunity to participate in the auto finance growth under the amalgamated entity and participate in the up side of the overall business growth of the Transferee Company, possible appreciation of its stock price and dividend payouts.

d.	The Transferor Company, on a stand alone basis, would not have been able to create a critical mass and withstand the intense competition, in view of its weak financial condition, the higher cost of borrowing, moderate growth of portfolio etc. which, in turn, would have, inter alia, lead to sub-scale operations, moderate profits, delayed dividend, in view of the Transferor Company’s accumulated loss position.

e.	The amalgamation would enable the vehicle financing business, undertaken by the Transferor Company and the Transferee Company, to leverage the cash resources, financial status and brand images of the Transferee Company thereby giving access to lower cost of funds, besides deploying the surplus cash generated by the Transferee Company from its automobile business.

SALIENT EXTRACTS OF THE SCHEME

20.	The salient extracts of the Scheme are as follows :-

a.	The following terms have been defined under the Scheme:

“Appointed Date” means April 1, 2005 or such other date as may be mutually agreed by the Board of Directors of the Transferor Company and the Transferee Company .

“Effective Date” for the Scheme shall be the date on which the last of all necessary consents, approvals, sanctions and orders have been obtained, passed and completed and the date on which the certified copies of the Orders of the Hon’ble High Court of Judicature at Bombay are filed with the Registrar of Companies, Maharashtra, Mumbai under Section 391(3) of the Act, (or such other dates as the Court may direct) whichever is later.

b.	Upon the coming into effect of this Scheme and with effect from the Appointed Date, the Transferor Company shall stand amalgamated with the Transferee Company, as provided in the Scheme, and, pursuant to the provisions of Sections 391 and 394 and other applicable provisions of the Act, all the assets and debts, outstandings, credits, liabilities, duties and obligations whatsoever concerning the Transferor Company, including but not limited to the entire industrial undertaking of the Transferor Company, being the business of generation and sale of electricity and any incentive pertaining thereto, as on the Appointed Date shall, accordingly, stand transferred to and vested in and/or be deemed to be and stand transferred to and vested in the Transferee Company, as under. Without prejudice to the generality of the above, all benefits including under income tax, excise (including Cenvat), sales tax (including deferment of sales tax), etc., to which the Transferor Company is entitled to in terms of the various statutes and/or schemes of Union and State Governments, shall be available to and vest in the Transferee Company.

c.	For the removal of any doubt, it is clarified that to the extent that there are inter-company loans, deposits, obligations, balances or other outstandings as between the Transferor Company and the Transferee Company, the obligations in respect thereof shall come to an end and there shall be no liability in that behalf and corresponding effect shall be given in the books of account and records of the Transferee Company for the reduction of such assets or liabilities as the case may be and there would be no accrual of interest or any other charges in respect of such inter-company loans, deposits or balances, with effect from the Appointed Date.

d.	If any suits, actions and proceedings of whatsoever nature (hereinafter referred to as the “Proceedings”) by or against the Transferor Company are pending on the Effective Date, the same shall not abate or be discontinued nor be in any way prejudicially affected by reason of the amalgamation of the Transferor Company with the Transferee Company or anything contained in the Scheme, but the Proceedings may be continued and enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as the same would or might have continued and enforced by or against the Transferor Company, in the absence of the Scheme.

e.	All contracts, deeds, bonds, agreements, arrangements, incentives, licences, engagements and other instruments of whatsoever nature to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which have not lapsed and are subsisting on the Effective Date, shall remain in full force and effect against or in favour of the Transferee Company, as the case may be, and may be enforced by or against the Transferee Company as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary thereto.

f.	The transfer of the assets and liabilities of the Transferor Company under Clause 5 of the Scheme, the continuance of Proceedings under Clause 6 of the Scheme and the effectiveness of contracts and deeds under Clause 7 of the Scheme, shall not affect any transaction or Proceedings already concluded by the Transferor Company on or before the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things done and executed by the Transferor Company in respect thereto, as if done and executed on its behalf.

g.	All the employees of the Transferor Company in service on the Effective Date shall, on and from the Effective Date, become the employees of the Transferee Company. All employees of the Transferor Company in service on the Effective Date to whom provisions of Industrial Disputes Act, 1947, apply, shall, on and from the Effective Date, become the employees of the Transferee Company on the terms and conditions not less favourable than those on which they were engaged on the Effective Date.

h.	On and from the Effective Date, the services of the employees of the Transferor Company will be treated as having been continuous, without any break, discontinuance or interruption, for the purpose of membership and the application of the rules or bye-laws of the said funds.

i.	With effect from the Appointed Date and upto and including the Effective Date:

i.	The Transferor Company shall be deemed to have been carrying on and shall carry on its businesses and activities and shall be deemed to have held and stood possessed of and shall hold and stand possessed of all of the assets of the Transferor Company for and on account of, and in trust for, the Transferee Company. The Transferor Company hereby undertakes to hold the said assets with utmost prudence until the Effective Date.

ii.	The Transferor Company shall carry on its businesses and activities with reasonable diligence, business prudence and shall not (without the prior written consent of the Transferee Company) alienate, charge, mortgage, encumber or otherwise deal with or dispose of the undertaking or any part thereof (except in the ordinary course of business).

iii.	All the profits or income, taxes (including advance tax and tax deducted at source) or any costs, charges, expenditure accruing to the Transferor Company or expenditure or losses arising or incurred or suffered by the Transferor Company shall for all purpose be treated and be deemed to be and accrue as the profits, taxes, incomes, costs, charges, expenditure or losses of the Transferee Company, as the case may be.

j.	On and after the Appointed Date and until the Effective Date, the Transferor Company shall not without the prior written approval of the Board of Directors of the Transferee Company:

i.	except as contemplated under the Scheme, issue or allot any further securities, either by way of rights or bonus or otherwise; or

ii.	utilise, subject to Clause 11.1 of the Scheme, the profits, if any, for any purpose including of declaring or paying any dividend.

k.	The Transferor Company and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders in respect of the accounting period prior to the Effective Date. The dividend, if any, shall be declared by the Transferor Company only with the prior written consent of the Board of Directors of the Transferee Company, as mentioned in Clause 10.4.2 of the Scheme.

l.	Subject to the provisions of the Scheme, the profits of the Transferor Company, for the period beginning from the Appointed Date, shall belong to and be the profits of the Transferee Company and will be available to the Transferee Company for being disposed of in any manner as it thinks fit.

m.	It is clarified that the aforesaid provisions in respect of declaration of dividends are enabling provisions only and shall not be deemed to confer any right on any member of the Transferor Company and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the said Act, shall be entirely at the discretion of the Board of Directors of the Transferee Company, subject to such approval of the shareholders, as may be required.

n.	Upon coming into effect of the Scheme, the Objects Clause of the Memorandum of Association of the Transferee Company shall stand amended and the following clause shall be added as Clause No. (1A) to the Objects Clause of the Memorandum of Association of the Transferee Company:

“To carry on the business of financing, re-financing of all kinds and description of motor vehicles, tractors and other farm equipment, construction equipment, capital equipment, spares and components, whether manufactured by the Company or not, including used/second hand products as also services of every kind and description, through credit/financing products, including by way of hire purchase, financial and/or operating leases, loans and guarantees or otherwise.”

o.	It shall be deemed that the members of the Transferee Company have also resolved and accorded all relevant consents under Section 17 of the Act. It is clarified that there will be no need to pass a separate shareholders’ resolution as required under Section 17 of the Act.

p.	Upon coming into effect of the Scheme, Clause V of the Memorandum of Association of the Transferee Company be and is hereby replaced with the following:

‘V.	The Capital of the Company is Rs.4,10,00,00,000/- divided into 41,00,00,000 Ordinary Shares of Rs.10/- each.’

q.	Upon coming into effect of the Scheme, Article 5 of the Articles of Association of the Transferee Company be and is hereby replaced with the following:

‘5.	Capital of the Company is as reflected in Clause V of the Memorandum of Association from time to time.’

r.	It shall be deemed that the members of the Transferee Company have also resolved and accorded all relevant consents under Sections 31 and 94 of the Act or any other provisions of the Act to the extent the same may be considered applicable. It is clarified that there will be no need to pass a separate shareholders’ resolution as required under the Act.

s.	In order to carry on the activities currently being carried on by the Transferor Company, upon the approval of the Scheme by the members of the Transferor Company and the members of the Transferee Company pursuant to Section 391 of the Act, it shall be deemed that the members of the Transferee Company have also resolved and accorded all relevant consents under Section 149 (2A) of the Act or any other provisions of the Act for the commencement of any business or activities currently being carried on by the Transferor Company in relation to any of the objects contained in the Memorandum of Association of the Transferee Company, to the extent the same may be considered applicable. In particular, the Transferee Company would be allowed to commence the new business of generation and sale of power, specifically through wind mills as hitherto carried on by the Transferor Company, as per Object Clause No. 28 in the Memorandum of Association of the Transferee Company. It is clarified that there will be no need to pass a separate shareholders’ resolution as required under Section 149 (2A) of the Act.

t.	Upon the Scheme coming into effect, and without any further application, act or deed, the Transferee Company shall, in consideration of the amalgamation, issue and allot to every equity shareholder of the Transferor Company (other than the Transferee Company but including Sheba Properties Limited, a wholly owned subsidiary company of the Transferee Company, if applicable) holding fully paid-up equity shares in the Transferor Company and whose names appear in the Register of Members of the Transferor Company on the Record Date, 8 Ordinary Shares of Rs.10/- each in the Transferee Company credited as fully paid-up with rights attached thereto as hereinafter mentioned, for every 100 equity shares of Rs.10/- each, fully paid-up, held by such member in the capital of the Transferor Company.

u.	Notwithstanding what is stated in Clause 13.1 of the Scheme, upon the Scheme coming into effect, the equity shares which the Transferee Company holds in the Transferor Company, if any, shall get cancelled, without any further application, act or deed.

v.	In so far as forfeited shares in the Transferor Company are concerned, no shares shall be issued by the Transferee Company in lieu thereof.

w.	Upon the Scheme coming into effect, the preference shares held by the Transferee Company in the Transferor Company shall get cancelled without any further application, act or deed.

x.	The Board of Directors of the Transferee Company shall consolidate all fractional entitlements arising due to the issue of ordinary shares in terms of Clause 13.1 of the Scheme to shareholders of the Transferor Company and thereupon issue and allot ordinary shares in lieu thereof to a separate trust created for the purpose which shall hold the Ordinary Shares in trust for and on behalf of the members entitled to such fractional entitlements with the express understanding that such trust shall sell the same at such time or times and at such price or prices to such person or persons, as it deems fit. The said trust shall distribute such net sale proceeds to the members in the same proportion as their respective fractional entitlements bear to the consolidated fractional entitlements.

y.	On the approval of the Scheme by the members of the Transferor Company and the members of the Transferee Company pursuant to Section 391 of the Act, it shall be deemed that the said members have also resolved and accorded all relevant consents under Section 81(1A) of the Act or any other provisions of the Act to the extent the same may be considered applicable. It is clarified that there will be no need to pass a separate shareholders’ resolution as required under Section 81 (1A) of the Act.

z.	The new shares in the Transferee Company to be issued to the members of the Transferor Company shall be subject to the Memorandum and Articles of Association of the Transferee Company and the Ordinary Shares shall rank pari passu in all respects with the existing Ordinary Shares in the Transferee Company.

aa.	The Ordinary Shares of the Transferee Company issued in terms of the Scheme shall, subject to applicable regulations, be listed and/or admitted to trading on the relevant stock exchange(s) where the existing ordinary shares of the Transferee Company are listed and/or admitted to trading.

bb.	On the Scheme becoming effective, the Transferor Company shall be dissolved without being wound up without any further act by the parties.

cc.	On and with effect from the Effective Date, the name of the Transferor Company shall be struck off from the records of the Registrar of Companies, Maharashtra, Mumbai. The Transferee Company shall make necessary filings in this regard.

dd.	Subject to Clause 15.2 of the Scheme, all Assets & Liabilities, including Reserves, of the Transferor Company shall be recorded in the books of accounts of the Transferee Company at their existing carrying amounts and in the same form.

ee.	Upon the Effective Date and with effect from March 31, 2005, but always deemed to be prior to the coming into effect of the amalgamation contemplated in this Scheme, the debit balance of the Profit & Loss Account of the Transferor Company shall be deemed to be written off against the Share Premium Account of the Transferor Company to the extent of the balance available in the Share Premium Account and accordingly, the Share Premium Account of the Transferor Company shall automatically stand reduced as on March 31, 2005 to that extent. The reduction in the Share Premium Account of the Transferor Company, as aforesaid, shall be effected as part of the Scheme only in accordance with Sections 100 to 103 of the Act. As the same does not involve either diminution of liability in respect of unpaid share capital or payment to any shareholder of any paid-up share capital the provisions of Section 101 (2) of the Act are not applicable. However, the order of the Hon’ble High Court of Judicature at Bombay, sanctioning the Scheme, shall be deemed to be an order under Section 102 of the Act confirming the reduction. The debit balance remaining in the Profit and Loss account of the Transferor Company after the write off against the share premium account of the Transferor Company shall be transferred to the general reserves of the Transferee Company.

ff.	Such reserves of the Transferor Company, including Share Premium Account, if any, will be incorporated in the books of account of the Transferee Company as reduced by the cost of investments of the Transferee Company in the Equity Shares of the Transferor Company.

gg.	The difference between the amounts recorded as Share Capital issued and the amount of Share Capital of the Transferor Company shall be adjusted in General Reserves.

hh.	The Preference Share Capital of the Transferor Company will be adjusted against the Investments of the Transferee Company in the said capital.

ii.	In case of any difference in accounting policy between the Transferor Company and the Transferee Company, the impact of the same till the Appointed Date will be quantified and adjusted in the General Reserves of the Transferee Company to ensure that the financial statements of the Transferee Company reflect the financial position on the basis of consistent accounting policy.

jj.	The Scheme is conditional upon and subject to:

i.	Approval of the Scheme by the requisite majority of the respective members and such class of persons of the Transferor Company and the Transferee Company as may be directed by the Hon’ble High Court of Judicature at Bombay.

ii.	Sanctions and Orders under the provisions of Section 391 read with Section 394 of the Act being obtained by the Transferor Company and the Transferee Company from the Hon’ble High Court of Judicature at Bombay.

iii.	The approval of the Government of India and/or Reserve Bank of India, if required and the prior consent of the Stock Exchange, Mumbai and/or the National Stock Exchange of India Limited, where such approval or consent is necessary.

iv.	All other sanctions and approvals as may be required by law in respect of this Scheme being obtained.

kk.	This Scheme, although to come into operation from the Appointed Date, shall not become effective until the last of the following dates, namely:

i.	That on which the last of the aforesaid consents, approvals, permissions, resolutions and orders as mentioned in Clause 18.1 of the Scheme be obtained or passed; or

ii.	That on which all necessary certified copies of orders under Sections 391 and 394 of the Act shall be duly filed with the appropriate Registrar of Companies.

The last of such dates shall be the “Effective Date” for the purpose of this Scheme.

ll.	In the event of any of the said sanctions and approvals referred to in Clause 18 of the Scheme above not being obtained and/or complied with and/or satisfied and/or this Scheme not being sanctioned by the Hon’ble High Court of Judicature at Bombay and/or order or orders not being passed as aforesaid before June 30, 2006 or such other date as may be mutually agreed upon by the respective Board of Directors of the Transferor Company and the Transferee Company {who are hereby empowered and authorised to agree to and extend the aforesaid period from time to time without any limitations in exercise of their powers through and by their respective delegate(s),} this Scheme shall stand revoked, cancelled and be of no effect and in that event, no rights and liabilities whatsoever shall accrue to or be incurred inter se the Transferor Company and the Transferee Company or their respective shareholders or creditors or employees or any other person save and except in respect of any act or deed done prior thereto as is contemplated hereunder or as to any right, liability or obligation which has arisen or accrued pursuant thereto and which shall be governed and be preserved or worked out in accordance with the applicable law and in such case, each company shall bear its own costs unless otherwise mutually agreed. Further, the Board of Directors of the Transferor Company and the Transferee Company shall be entitled to revoke, cancel and declare the Scheme of no effect if such boards are of view that the coming into effect of the Scheme in terms of the provisions of this Scheme or filing of the drawn up orders with any authority could have adverse implication on all/any of the companies.

N.B. - The shareholders are requested to read the entire text of the Scheme to get better acquainted with the provisions thereof.

GENERAL

21.	The scheme envisages the following:

a.	A change in the Objects Clause of the Memorandum of Association of the Transferee Company as per Clause 12.1 of the Scheme, without the need to pass a separate resolution under Section 17 of the Act;

b.	The Transferee Company would be allowed to commence the new business of generation and sale of power, specifically through wind mills, as hitherto carried on by the Transferor Company, without the need to pass a separate resolution under Section 149(2A) of the Act;

c.	Issuance of shares of the Transferee Company, as per Clause 13 of the Scheme, to the shareholders of the Transferor Company without the need to pass a separate resolution under Section 81(1A) of the Act; and

d.	An increase in the Authorised Share Capital of the Transferee Company and the consequent amendment to the Memorandum and Articles of Association of the Transferee Company as per Clause 12.2 and 12.3 of the Scheme, without the need to pass a separate resolution under Sections 31, 94 or any other applicable provisions of the Act.

In view of the above, the resolution which approves the Scheme shall also be deemed to approve, inter alia, the above actions, without the need to pass separate resolutions.

22.	The Transferor Company is not a subsidiary of the Transferee Company in any manner whatsoever as provided in Section 4 of the Act. The Transferor Company is promoted by Tata Industries Limited and the Transferee Company is promoted jointly by Tata Sons Limited and The Tata Iron & Steel Company Limited. Both the Companies are part of the Tata Group. Upon the Scheme becoming effective, there would be no change in control of the Transferee Company or in the constitution of its Board of Directors.

23.	The Scheme would not be prejudicial to the interests of the creditors (secured and unsecured) of either of the companies. The latest audited accounts for the year ended March 31, 2004 of both companies indicate that they are in a solvent position and would be able to meet liabilities as they arise in the course of business. There is no likelihood that any secured or unsecured creditor of either the Transferor Company or the Transferee Company would lose or be prejudiced as a result of the Scheme being passed since no sacrifice or waiver is at all called for from them nor are their rights sought to be modified in any manner. Hence, the amalgamation will not cast any additional burden on the shareholders of either the Transferor Company or the Transferee Company, nor will it affect the interest of any of the shareholders or creditors.

24.	The share exchange ratio was computed and recommended by M/s. Bansi S. Mehta & Co., Chartered Accountants, independent valuers who have submitted the Valuation Report dated January 10, 2005 containing the recommendations. The valuers have arrived at the share exchange ratio after using a weighted combination of commonly used and accepted methods for determining the fair value of the shares, viz. the income approach, the net asset approach and the market based approach. The share exchange ratio recommended by M/s Bansi S Mehta & Co. has been substantiated by a Fairness Opinion dated January 13, 2005 prepared by M/s J M Morgan Stanley Limited.

25.	The Boards of Directors of the Transferor Company and the Transferee Company have, based on and relying upon the aforesaid expert advice and on the basis of their independent evaluation and judgement, come to the conclusion that the proposed share exchange ratio is fair and reasonable to the shareholders of the Transferor Company and the Transferee Company respectively and have accepted the suggested ratio.

26.	Accordingly, the Board of Directors of the Transferor Company and of the Transferee Company have, at their respective meetings held on January 10, 2005, unanimously approved the Scheme and the Valuation Report.

27.	The Stock Exchange, Mumbai and the National Stock Exchange of India Limited have vide their letters dated March 10, 2005 and March 16, 2005, respectively, granted their ‘no objection’ to the said Scheme under Clause 24(f) of the Listing Agreement. The approval of the secured and unsecured creditors of the Transferor Company and of the Transferee Company are also being sought.

28.	The Hon’ble High Court of Bombay has by its order dated March 18, 2005, ruled that in view of the applicability of the Companies (Court) Rules, 1959, the conducting of the postal ballot under Section 192A of the Act, for the purposes of approving the Scheme (including the amendment of the Objects Clause of Memorandum of Association of the Transferee Company) at the meeting of the ordinary shareholders the Transferee Company would not be necessary.

29.	The Hon’ble High Court of Bombay has by its order dated March 18, 2005, ruled that the Chairman of the meetings of both the Transferor Company and the Transferee Company shall have all the powers under the Companies (Court) Rules, 1959 in relation to conduct of the meetings, including for deciding any procedural questions that may arise at the meetings or at any adjournment(s) thereof or on any other matter including the amendment(s) to the Scheme or resolution, if any, proposed at the meeting by any person(s) and to ascertain the decision of the meeting by a show of hands or on a poll as may be permissible in law, save and except that the final voting on the Scheme itself, shall take place only by a poll and not otherwise.

30.	No investigation proceedings have been instituted or are pending under Sections 235 to Section 251 of the Act against the Transferor Company and the Transferee Company.

31.	Mr P P Kadle is a director of both, the Transferor Company and the Transferee Company.

32.	The Directors of Transferor Company and Transferee Company may be deemed to be concerned and/or interested in the proposed Scheme to the extent of the shares that may be held by them or by the companies, firms, institutions of which they are Directors, Partners or Members. The share holding of the Directors in the Transferor Company and the Transferee Company, either individually or jointly, are as under :-

Directors	No. of Equity Shares held in the Transferor Company	No. of Ordinary Shares held in the Transferee Company
TRANSFEROR COMPANY
Mr I Hussain	3032	614
Mr F J da Cunha	600	—
Mr Mahesh Rao	—	—
Mr R Parthasarathy	—	—
Mr J Patel	—	1600
Mr P P Kadle	—	1227

TRANSFEREE COMPANY

Mr Ratan N Tata	15400	52056
Mr N A Soonawala	—	10280
Dr J J Irani	1032	3183
Mr J K Setna	2000	12033
Mr V R Mehta	—	9332
Mr R Gopalakrishnan	—	3750
Mr N N Wadia	516	5016
Mr Helmut Petri	—	—
Mr S A Naik	—	1310
Mr Ravi Kant	—	—
Mr P P Kadle	—	1227
Dr V Sumantran	—	—
Mr Peter K M Fietzek	—	—

Name, Father’s name, Designation, Age, Address, Qualifications & Occupation of the Directors of the Transferor Company

Mr. Ishaat Rayasat Hussain, s/o. Mr. Rayasat Hussain, Chairman, 58 yrs,

222, NCPA Apartments, ‘A’ Wing, Dorabjee Tata Road,

Nariman Point, Mumbai 400021.,

Graduate in Economics and Chartered Accountant from England & Wales,

Company Director.

Mr. Francis Jose Dores da Cunha, s/o. Mr. Jose Dores da Cunha, Executive Director, 55 yrs,

18, Lalit, 37, Nathalal Parikh Road, Mumbai 400001.

B.Sc. (Hons.), MMS from Jamnalal Bajaj Institute of Management Studies, Company Executive.

Mr. Mahesh Ramachandra Rao, s/o. Mr. Ramachandra Rao, Director, 67 yrs,

Heritage Estate, Apartment No. 1102,

Block XI, Doddaballapur Road, S.N. Halli,

Bangalore, Karnataka 560 064,

B.Com., Company Director.

Mr. Ravi Ramaswamy Parthasarathy, s/o. Mr. Ramaswamy Parthasarathy Director, 53 yrs,

12th Floor, Vinayak Angar, Behind Dattamandir, Old Prabhadevi Road, Prabhadevi, Mumbai 400025

B.Sc., MBA from Indian Institute of Management, Ahmedabad. Company Director.

Mr. Praveen Purshottam Kadle, s/o. Purshottam V. Kadle Director, 48 yrs, 224, NCPA Apartments, Dorabjee Tata Road, Nariman Point, Mumbai 400021. B.Com., ACA, Grad CWA, ACS, Company Director.	Mr. Jal Ratanshaw Patel, s/o. Mr. Ratanshaw Patel Director, 68 yrs, 3, Green Park, Tandalja Road, Baroda 390020, B.Com., ACA, ACS. Company Director.

Name, Father’s name, Designation, Age (As on March 1, 2005), Address, Qualifications & Occupation of the Directors of the Transferee Company

Mr. Ratan Naval Tata, S/o. Mr. Naval H. Tata, Chairman, 67 yrs,

‘Bakhtavar’ 163, Lower Colaba Road, Mumbai – 400 005

B.Sc. (Architecture) with Structural Engineering from Cornell University, N.Y.

Business

Mr. Noshir Adi Soonawala, S/o. Mr. Adi Furdoonji Soonawala, Director, 69 yrs, 29, Hampton Court, Opp. Colaba Post Office, Colaba, Mumbai – 400 005 B.Com. (Hons), A.C.A. Company Executive

Dr. Jamshed Jiji Irani, S/o. Mr. Jiji D. Irani, Director, 68 yrs, 221, NCPA Apartments, Nariman Point, Mumbai - 400 021 B.Sc., M.Sc, (Geology), M. Met., Ph.D. (Sheffield, U. K.) Company Executive	Mr. Jamshed Khurshed Setna, S/o. Mr. Khurshed M. Setna, Director, 76 yrs, 5B, Saker Apartments, Pochkhanawala Road, Worli, Mumbai – 400 018 B.Com., A.C.A. Company Director

Mr. Veerendra Raj Mehta, S/o. Mr H R Mehta, Director, 71 yrs, Ganesh Deep, 373, Anand Vihar, Block ‘D’, New Delhi –110 092 B.E. (Hons.) Consultant	Mr. Ramabadran Gopalakrishnan, S/o. Mr. Gopala Ramabadran, Director, 59 yrs, Flat 101, Baug-E-Abbas, 21-A, Cuffe Parade, Mumbai – 400 005 B.Sc. (Physics), B. Tech (IIT) Company Director

Mr. Nusli Neville Wadia, S/o. Mr. Neville Ness Wadia, Director, 61 yrs, ‘Beach House’, P Balu Marg, Prabhadevi, Mumbai – 400 025 Educated in UK Industrialist	Mr. Helmut Petri, S/o. Mr. Walter Petri, Director, 64 yrs, Wacholderweg 14, D - 71120, Grafenau-Doffingen, Germany Gummersbach Engineering School Company Executive

Mr. Sharadchandra A Naik, S/o. Mr. Anant K Naik, Director, 74 yrs, Moti Mahal, 4th Floor, 195, Jamshedji Tata Road, Mumbai - 400020 B.Sc., L.L.M. Company Director	Mr. Ravi Kant, S/o. Mr. Rajni Kant, Executive Director, 60 yrs, 144A, NCPA Apartments, Nariman Point, Mumbai – 400 021. B. Tech. (Hons.), M.Sc. Company Executive

Mr Praveen P Kadle, S/o Mr. Purshottam Kadle, Executive Director, 48 yrs 224, NCPA Apartments, Nariman Point, Mumbai – 400 021. B.Com, A.C.A, Grad. C.W.A, A.C.S. Company Executive

Dr. V Sumantran, S/o Mr. S G Venkataramani, Executive Director, 46 yrs

‘VISAVA’ Plot no. 10, Telco Senior Officers’s

Co-op Hsg. Society, Telco Pimpri Residential area,

Pimpri, Pune – 411 018

B.Tech in Aerospace Engg. from IIT, Chennai, Ph. D in Aerospace Engineering from Virginia Tech. (USA), Master’s degree of Management of Technology from Renssalaer Polytechnic Institute.

Company Executive

Mr. Peter K M Fietzek, S/o. Mr. Paul A. Fietzek, Alternate Director to Mr. Helmut Petri, 66 yrs

Panoramastr 27, 73760, Ostfildern, Germany

Technical and Business Training Programme of Daimler Benz Company

Executive

33.	Pursuant to Clause 24(i) of the Listing Agreement with the Stock Exchanges, given herein below is:

a)	Post amalgamation, the Capital Structure of the Transferee Company would be:

Particulars	Rs. in crores
Authorised Capital
41,00,00,000 Ordinary Shares of Rs. 10/- each	410.00

Issued, Subscribed and Paid-up Capital
37,62,56,700 Ordinary Shares of Rs.10/- each, fully paid-up *	376.26
Less: Calls in arrears	0.01

376.25

Add: Share forfeiture	0.05

376.30

*  The above does not include the Ordinary Shares, if any, that would be allotted on exercise of conversion option by the holders of Foreign Currency Convertible Notes issued by the Transferee Company in July 2003 and April 2004.

b)	The shareholding pattern of the Transferor Company and the Transferee Company as on December 31, 2004 as well as the post amalgamation Shareholding pattern of the Transferee Company is as under:

		Transferor Company		Transferee Company
				Pre Amalgamation		Post Amalgamation
Category		No. of shares held	Percentage of shareholding	No. of Shares held	Percentage of shareholding	No. of shares held	Percentage of shareholding
A	Promoter’s Holding
	1 Principal Promoters
	Tata Sons Limited*	60309084	30.18	79313599	21.93	84138326	22.36
	Tata Industries Limited**	85317131	42.70	908885	0.25	7734255	2.06
	Tata Motors Limited	18494389	9.26	0	0	0	0
	Other Tata Companies and Trusts	11137131	5.57	37634240	10.40	38525211	10.24
	2 Persons acting in concert	0	0	0	0	0	0

	Sub total	175257735	87.71	117856724	32.58	130397792	34.66

B	Non-promoter’s holding
	3 Institutional Investors
	a. Mutual Funds and UTI	0	0	9135818	2.53	9135818	2.42
	b. Banks, Financial Institutions, Insurance Companies (Central/ State Government Institutions/ Non-government Institutions)	154382	0.08	39858299	11.02	39870650	10.60
	c. FIIs	0	0	75474249	20.86	75474249	20.06

	Sub total	154382	0.08	124468366	34.41	124480717	33.08

	4 Others
	a. Private Corporate Bodies	6315326	3.16	5407258	1.49	5912483	1.57
	b. Indian Public	17960388	8.99	44938707	12.42	46374313	12.33
	c. NRIs/OCBs	114783	0.06	3485307	0.96	3494490	0.93
	d. Any other:
	-Citibank NA as Depository for ADR holders	0	0	39405977	10.89	39405977	10.47
	-Daimler Chrysler AG	0	0	25596476	7.08	25596476	6.80
	-Foreign Institutional Investors-DR	0	0	128489	0.04	128489	0.03
	-Foreign Bodies – ADR	0	0	322750	0.09	322750	0.09
	-Independent Directors & their relatives	0	0	27691	0.01	27892	0.01
	-Other Directors & their relatives	3632	0.0	114006	0.03	115321	0.03

	Sub total	24394129	12.21	119426661	33.01	121378191	32.26

	GRAND TOTAL	199806246	100.00	361751751	100.00	376256700	100.00

*	Tata Sons Limited is not the Principal Promoter for the Transferor Company.
**	Tata Industries Limited is not the Principal Promoter of the Transferee Company.

Notes:

1)	Total foreign shareholding of the Transferee Company is 14,44,13,248 shares (39.92%). Upon the Scheme becoming effective the foreign shareholding would be 14,44,22,430 shares (38.38%).

2)	Both the companies are professionally managed companies and the shareholding of the Directors’ in their personal capacity does not constitute the Promoter’s Holdings. Hence, the same is classified under the head ‘Any Other’.

Upon the Scheme becoming effective there would be a dilution of 4% in the share capital of the Transferee Company. There would be no adverse impact to the shareholders as a consequence to the above change in shareholding pattern.

ACCOUNTING

34.	The proposed Scheme, pursuant to the provisions of the Act, is an amalgamation in the nature of a merger. The Scheme when approved by the Hon’ble High Court at Bombay, would be accounted in the books of the Transferee Company in accordance with the Scheme in a manner similar to the Pooling of Interests Method with effect from the Appointed Date. The following will be the treatment under Indian Generally Acceptable Accounting Principles (GAAP) and US GAAP.

a.	Indian GAAP

i.	In accordance with the Scheme, the assets and liabilities of the Transferor Company would be recorded by the Transferee Company at their existing book value, as adjusted for differences in Accounting Policies of the Transferor Company and the Transferee Company. The impact of the differences in Accounting Policies would be recorded in the Profit and Loss Account of the Transferee Company.

ii.	The reserves of the Transferor Company including Share Premium Account (if any, after adjustment of debit balance in the Profit and Loss Account) would be incorporated in the Books of Account of the Transferee Company as reduced by the cost of investment of the Transferee Company as on the Appointed Date in the share capital of the Transferor Company.

iii.	The difference between the amounts recorded as share capital issued by the Transferee Company as consideration, and the amount of share capital of the Transferor Company would be adjusted in General Reserve of the Transferee Company.

b.	US GAAP

i.	The proposed amalgamation would be considered as an acquisition by the Transferee Company of the Transferor Company, when the transaction is consummated.

ii.	Statement of Financial Accounting Standard (“SFAS”) No. 141, on Business Combinations requires use of the purchase method. Under the purchase method, the consideration is measured at fair value, the purchase price is allocated to the fair values of the net assets acquired including intangibles, and goodwill is recognized for the difference between the consideration paid and the fair value of the net assets acquired.

iii.	SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are “separable”, i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged.

iv.	Excess of fair value of the net assets acquired over the consideration shall be allocated as a pro-rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets (d) prepaid assets relating to pension or other post retirement benefit plans, and (e) any other current assets. Any excess that remains after reducing to zero the amounts that otherwise would have been assigned to those assets that remain excess shall be recognized as an extraordinary gain.

35.	The Audited Financial Statements of the Transferor Company and the Transferee Company for the last 3 Financial years as also the financial statements for the 9 months period ended December 31, 2004 is given below:-

a)	Transferor Company

Rupees in crores

		Period ended 9 months 31/03/2002	Year ended 31/03/2003	Year ended 31/03/2004	9 months period ended 31/12/2004

Particulars		(Audited)	(Audited)	(Audited)	(Limited review)
1	Sales/Income from operations - Hire Purchase	159.22	213.29	166.23	100.86
	- From Other Operations	171.55	167.32	123.32	43.54
	Income from Operations	330.77	380.61	289.55	144.40
2	Other Income	15.34	24.44	32.52	20.70
3	Total Expenditure
	(a) Provision for Non-performing Assets / Write off	27.27	51.22	37.51	6.53
	(b) Staff cost	17.36	18.37	17.20	10.88
	(c) Other expenditure	46.90	53.71	40.42	23.21
	(d) Sub total 3 (a) to 3 (c)	91.53	123.30	95.13	40.62
4	Profit before interest and depreciation [1+2-3]	254.58	281.75	226.94	124.48
5	Interest & Other Expenses	250.45	275.04	165.50	79.05
6	Depreciation	49.54	60.44	43.96	25.31
7	(Loss)/ Profit for the period/year before extraordinary / exceptional Items[4-5-6]	(45.41)	(53.73)	17.48	20.12
8	Extraordinary /Exceptional Items
	(a) Provision for Exposure to Niskalp Investments and Trading Company Limited	86.20	6.02	—	—
	(b) Refund of Dividend to Niskalp Investments and Trading Company Limited	10.94	—	—	—
	(c) Provision for diminution in value of investments	14.50	(0.03)	—	—
	(d) Loss on discontinuation of business card		16.62
	(e) Sub total of 7 (a) to 7 (d)	111.64	22.61	—	—
9	(Loss)/Profit before tax [7 - 8]	(157.05)	(76.34)	17.48	20.12
10	Less: Provision for taxation /Deferred Tax Adjusted
	(a) Current Tax	0.11	0.07	0.07	—
	(b) Deferred Tax	(39.70)	(26.74)	0.66	7.11
	(c) Sub total of 10 (a) and 10 (b)	(39.59)	(26.67)	0.73	7.11
11	(Loss)/Profit after tax [9-10]	(117.46)	(49.67)	16.75	13.01
12	Paid-up Equity Share Capital (Face value of Rs. 10 each)	266.53	366.53	199.82	199.82
	(Incl. Advance against equity/pref. Capital )
	Paid-up Preference Share Capital (Face value of Rs. 100 each)	126.55	253.88	150.45	150.00
	Total	393.08	620.41	350.27	349.82
13	Reserves excluding Revaluation Reserve	(220.72)	(270.39)	(9.69)
14	Basic /Diluted EPS (not annualised) Rupees	(27.92)	(9.25)	1.13	0.65
	Diluted EPS (not annualised) Rupees	(27.92)	(9.25)	1.13	0.65
15	Aggregate of Non-Promoter Shareholding
	- Number of Shares	24226615	24330331	24548511	24548511
	- Percentage of shareholding	36.42%	36.58%	12.29%	12.29%

Notes :

1.	During the period ended March 31, 2002:

(a)	the Company has refined the calculation of IRR, for recognizing lease income after taking into consideration security deposit received, residual value of assets and lease income received in advance, which was not considered earlier. Consequently, lease income of Rs.785.64 lacs for the earlier years have been accounted for in the current period.

(b)	depreciation on Wind Mill was provided on ‘Continuous Process Plant’ with retrospective effect and accordingly depreciation for the period is lower by Rs.841.35 lacs.

(c)	the Company has recognized deferred tax asset to the extent of Rs.3970.34 lacs, keeping in view restructuring of the business and future profit projections.

(d)	subvention income received from dealers is prorated over the tenure of facility due to which the loss for the period is higher by Rs.257.04 lacs.

(e)	17,00,000 Preference Shares of Rs.100 each aggregating to Rs.17,00,00,000/- were allotted and 67,54,000 Preference Shares of Rs.100 each aggregating to Rs.67,54,00,000/- were redeemed. During the same period, 40,80,215-10% Cumulative Convertible Preference Shares of Rs.100 each were converted into 2,10,53,909 Equity Shares of Rs.10 each fully paid at a premium of Rs.9.37 per share.

2.	Extra-ordinary items indicated in the financial results for the period ended March 31, 2002 and 2003 represents provision against exposure on inter corporate deposits, permanent diminution in value of investments and refund of Dividend to an erstwhile subsidiary.

3.	During the year ended March 2003, 22,67,000 Cumulative Redeemable Preference Shares of Rs.100 each aggregating to Rs.22,67,00,000/- were redeemed at par and 1,50,00,000 Cumulative Redeemable Preference Shares of Rs.100 each aggregating to Rs.1,50,00,00,000/- were allotted.

4.	During the year ended March 2004:

a.	the company made a preferential issue and allotted 11,30,79,533 Equity Shares at a price of Rs.26.53 per share.

b.	12,90,500 10% Cumulative Redeemable Preference Shares of Rs.100 each aggregating to Rs. 1291.00 lacs were redeemed.

c.	90,93,160 9% Cumulative Convertible Preference Shares of Rs.100 each were converted into 2,02,07,021 Equity Shares of Rs.10 each fully paid up at a premium of Rs.35/- per share as per the terms of the issue.

5.	The Company is in the business of financing and therefore does not have separate reportable segments.

6.	The Company has provided for deferred tax assets on timing differences.

b)	Transferee Company

Rupees in crores

			For the Year ended on (Audited)			For the nine months period ended on (Audited)
Particulars			31/03/2002	31/03/2003	31/03/2004	31/12/2004
1		Sales/Income from operations	8,897.05	10,837.01	15,493.52	14,225.98
		Less: Excise Duty	1,389.29	1,743.79	2,270.30	2,139.91
		Net Sales/Income from operations	7,507.76	9,093.22	13,223.22	12,086.07
2		Total Expenditure
	(a)	(Increase) / Decrease in stock in trade and work in progress	49.03	(119.74)	141.98	(271.17)
	(b)	Consumption of raw materials & components	4,716.47	5,699.58	8,341.39	8,389.92
	(c)	Staff cost	691.64	720.37	882.49	754.46
	(d)	Other expenditure	1,309.16	1,653.60	1,975.56	1,682.34
	(e)	Sub total 2(a) to 2(d)	6,766.30	7,953.81	11,341.42	10,555.55
3		Operating profit [1-2]	741.46	1,139.41	1,881.80	1,530.52
4		Other income	23.26	18.04	58.90	136.49
5		Interest
	(a)	Gross interest	434.55	319.87	206.65	163.35
	(b)	Capitalisation of interest/Interest income	(52.32)	(40.92)	(45.39)	(40.55)
	(c)	Net interest	382.23	278.95	161.26	122.80
6		Amortisation of Deferred Revenue Expenditure	41.83	—	—	—
7		Product Development Expenses	—	—	51.64	48.58
8		Depreciation and Amortisation	402.68	362.13	382.60	305.92
9		(Loss)/ Profit before extraordinary / exceptional items [3+4-5-6-7-8]	(62.02)	516.37	1,345.20	1,189.71
10		Extraordinary /Exceptional Items
	(a)	Provision for Contingencies	20.00	(20.00)	—	—
	(b)	Employee Separation Cost	25.82	—	4.56	3.09
	(c)	Provision for diminution in value of investments	1.37	26.00	48.30	—
	(d)	Sub total of 10(a) to 10(c)	47.19	6.00	52.86	3.09
11		(Loss)/Profit before tax [9-10]	(109.21)	510.37	1,292.34	1,186.62
12		Less: Provision for taxation /Deferred Tax Credit
	(a)	(i) Current Tax	—	28.25	96.00	311.35
		(ii) Provision for Earlier Years Written Back	—	(8.54)	—
	(b)	(i) Deferred Tax	(55.48)	181.78	386.00	26.49
		(ii) Provision for Deferred Tax for Earlier Years	—	8.77	—
	(c)	Sub total of 12(a) and 12(b)	(55.48)	210.26	482.00	337.84
13		(Loss)/Profit after tax [11-12]	(53.73)	300.11	810.34	848.78
14		Paid-up Equity Share Capital (Face value of Rs. 10 each)	319.82	319.83	356.63	361.79
15		Reserves excluding Revaluation Reserve	2,145.24	2,277.33	3,236.77
16		Basic /Diluted EPS (not annualised) Rupees	(1.98)	9.38	24.68	23.63
		Diluted EPS (not annualised) Rupees	(1.98)	9.22	22.71	22.16
17		Aggregate of Non-Promoter Shareholding
	-	Number of Shares	216785867	216776927	235239669	243895027
	-	Percentage of shareholding	67.79%	67.79%	66.65%	67.42%

Notes:-

1)	In the Financial Year 2003-04, consequent to the Accounting Standard on “Intangible Assets” (AS 26) becoming applicable, the expenditure on product development which was earlier classified as deferred revenue expenditure is now accounted in accordance with the said Standard Accordingly;

a)	Product development cost including technical know-how on new vehicle platform, variants on existing platforms and new vehicle aggregates are recognised as Intangible Assets and included under Fixed Assets. There is no effect of this change in the profit for the year 2003-04, as the period of amortisation is consistent with that followed in the previous year; and

b)	Product development expenditure relating to minor product enhancement, facelifts, upgrades etc., (including cost of incomplete development) is being charged to Profit and Loss Account.

2)	The Company has issued Foreign Currency Convertible Notes (FCCN) amounting to US$ 100 Million (Rs.461.50 Crores) on July 31, 2003, which will be due for redemption on July 31, 2008. The note holders have an option of conversion into Equity Shares or Global Depository Shares determined at an initial conversion price of Rs.250.745 per Share at any time after September 11, 2003 and upto July 1, 2008. Further, the Company has an option of redemption of these notes at any time on or after July 31, 2006, subject to certain conditions.

3)	During the financial year 2003-04, the Company acquired Daewoo Commercial Vehicle Co. Ltd. Korea (DWCV). The Company purchased equity shares for KRW 60.3 billion (Rs.253.04 Crores, including other expenses incurred for acquisition of Rs.20.10 Crores) and provided a Letter of Undertaking to Citigroup Global Market Asia Limited for a loan of KRW 60.3 billion (Rs.232.94 Crores) to DWCV. DWCV is engaged in the manufacture, sale and distribution of commercial vehicles.

4)	The Company is engaged exclusively in the business of automobile products consisting of all types of commercial and passenger vehicles. These in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

5)	Issue of Foreign Currency Conversion Notes (FCCN) during the year 2004-05.

a)	The Company has raised US$ 100 Million (Rs. 438.5 crores) by way of Zero Coupon Convertible Notes due for redemption on April 27, 2009. The note holders have an option to convert these notes into Equity Shares or Global Depository Shares determined at an initial conversion price of Rs. 573.106 per share with a fixed rate of exchange on conversion of Rs. 43.85 (=US$ 1), from and including June 7, 2004 to and including March 28, 2009; subject to certain adjustments. Further, the Company has a right to redeem in whole, but not in part, those notes at any time on or after April 27, 2005, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled, these notes will be due for redemption on April 27, 2009, at 95.111% of the principal amount.

b)	The Company has raised US$ 300 Million (Rs. 1315.5 crores) by way of Zero Coupon Convertible Notes due for redemption on April 27, 2011. The note holders have an option to convert these notes into Equity Shares or Global Depository Shares determined at an initial conversion price of Rs. 780.400 per share with a fixed rate of exchange on conversion of Rs. 43.85 (=US$ 1), from and including June 7, 2004 to and including March 28, 2011; subject to certain adjustments. In the event of certain changes affecting taxation, the issuer has an option to redeem in whole but not in part, these notes at any time. Unless previously converted, redeemed or purchased and cancelled, these notes will be due for redemption on April 27, 2011, at 121.781% of the principal amount.

6)	The Company has revised the depreciation rates in the year 2002-03 on laptops from 16.21% to 23.75% and on cars from 9.5% to 19% to bring the carrying value of these assets in line with the marked realisable values. Accordingly, the Company has taken an additional depreciation charge of Rs. 6.63 crores.

7)	The Shareholders of the Company at the Extraordinary General Meeting held on March 27, 2002 and the High Court of Judicature at Bombay vide its order dated May 2, 2002 have approved the utilization of the Securities Premium Account in accordance with the provisions of Section 78 read with Section 100 of the Companies Act, 1956 towards adjustment of Miscellaneous Expenditure (to the extent not written off) of Rs.950.05 crores, Capital Work in Progress of Rs.197.81 crores and Diminution in value of investment of Rs.31.25 crores. Consequent to the above,

i)	The amounts as stated above are adjusted against the Securities Premium Account.

ii)	The charge to the Profit and Loss Account by way of amortisation of deferred revenue expenditure is lower for the quarter March’02 by Rs.51.98 crores.

INSPECTION

36.	The following documents will be open for inspection at the Registered Office of the Transferor Company and the Transferee Company on any working day (except Saturdays, Sundays and Public Holidays (between 11:00 a.m. to 1:00 p.m.) prior to the date of the meeting:

•	Memorandum and Articles of Association of the Transferor Company and the Transferee Company.

•	Annual Report as at March 31, 2004 and the Un-Audited Results with Limited Review by the Auditors for the nine months ended December 31, 2004 of the Transferor Company. The Annual Report for the year ended March 31, 2004 and the Audited Results for the period ended December 31, 2004 of the Transferee Company.

•	Certified copy of the Order dated March 18, 2005 passed by the Hon’ble High Court of Judicature at Bombay in Company Application No.179 of 2005 for the Transferee Company.

•	The Valuation Report dated January 10, 2005 by M/s Bansi S Mehta & Co., Chartered Accountants, Mumbai.

•	Fairness Opinion dated January 13, 2005 by M/s J M Morgan Stanley Limited

•	Register of Directors’ shareholdings of the Transferee Company.

•	Copy of the record and proceedings in the Company Application No. 179 of 2005

•	Copies of the letter dated March 11, 2005 received from the Stock Exchange, Mumbai and letter dated March 16, 2005 received from the National Stock Exchange of India Limited.

A copy of the Scheme, Explanatory Statement and Form of Proxy may be obtained from the Registered Office of the Transferee Company free of costs.

(RATAN N TATA)

Chairman appointed for the meeting

Mumbai, March 24, 2005

Registered Office:

Bombay House

24, Homi Mody Street

Mumbai – 400 001

SCHEME OF REORGANISATION AND AMALGAMATION

OF

TATA FINANCE LIMITED

WITH

TATA MOTORS LIMITED

AND

THEIR RESPECTIVE SHAREHOLDERS

UNDER SECTIONS 100, 391 and 394 OF THE COMPANIES ACT, 1956

This Scheme of Reorganisation and Amalgamation provides for the reorganisation of the capital of Tata Finance Limited, a company incorporated under the Companies Act, 1956, having its Registered Office at Bezzola Complex, V. N. Purav Marg, Chembur, Mumbai 400071, India (hereinafter referred to as the “Transferor Company”) and the amalgamation of the Transferor Company with Tata Motors Limited, a company incorporated under the Indian Companies Act, 1913, having its Registered Office at Bombay House, 24, Homi Mody Street, Mumbai 400 001, India (hereinafter referred to as the “Transferee Company”), pursuant to the relevant provisions of the Companies Act, 1956.

1.	DEFINITIONS

In this Scheme, unless repugnant to or inconsistent with the meaning or context thereof, the following expressions shall have the following meanings:

1.1.	“Act” or “the Act” means the Companies Act, 1956, or any modifications or re-enactment thereof from time to time;

1.2.	“Appointed Date” means April 1, 2005 or such other date as may be mutually agreed by the Board of Directors of the Transferor Company and the Transferee Company;

1.3.	“Effective Date” means last of the dates specified in Clause 18 of this Scheme;

1.4.	“Record Date” means the date to be fixed by the Board of Directors of the Transferee Company for the purpose of issue of Ordinary Shares of the Transferee Company to the shareholders of the Transferor Company in terms of this Scheme;

1.5.	“Scheme” or “the Scheme” or “this Scheme” means this Scheme of Reorganisation and Amalgamation in its present form or with any modification(s) made under Clause 17 of this Scheme or any modifications approved or directed by the High Court of Judicature at Bombay;

1.6.	“Transferee Company” means Tata Motors Limited, a company incorporated under the Indian Companies Act, 1913 and having its Registered Office at Bombay House, 24, Homi Mody Street, Mumbai 400 001, India;

1.7.	“Transferor Company” means Tata Finance Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at Bezzola Complex, V. N. Purav Marg, Mumbai 400071, India;

2.	NATURE OF BUSINESS

2.1.	Nature of Business of the Transferor Company

The Transferor Company is, inter alia, engaged in the business of providing finance for commercial vehicles, motor cars and construction equipment and generation and sale of electricity.

2.2.	Nature of Business of the Transferee Company

The Transferee Company is, inter alia, engaged in the business of designing, manufacturing, assembly and sale of a wide range of automotive vehicles. Additionally, the Transferee Company is also engaged in the sale of spare parts for its vehicles and engines for industrial and marine applications as well as financing of its vehicles.

3.	CAPITAL STRUCTURE

3.1.	As on December 31, 2004, the share capital of the Transferor Company is as under:

Particulars	Amount (Rs. in crores)

Authorised Capital
Equity Shares
40,00,00,000 equity shares of Rs.10/- each	400.00
Cumulative Redeemable Preference Shares
3,75,00,000 Cumulative Redeemable Preference Shares of Rs.100/- each	375.00
1,45,00,000 Cumulative Convertible Preference Shares of Rs.100/- each	145.00

920.00

Issued, Subscribed and Paid-up Capital
Equity Shares
19,98,06,246 equity shares of Rs. 10/- each, fully paid-up	199.81
Add: Forfeited Shares	0.01

199.82

Cumulative Redeemable Preference Shares
1,50,00,000 – 0.01% Cumulative Redeemable Preference Shares of Rs 100/- each, fully paid-up	150.00

349.82

3.2.	As on December 31, 2004, the share capital of the Transferee Company is as under:

Particulars	Amount (Rs. in crores)

Authorised Capital

Ordinary Shares
40,00,00,000 Ordinary Shares of Rs. 10/- each	400.00

Issued, Subscribed and Paid-up Capital
36,17,51,751 Ordinary Shares of Rs.10/- each, fully paid-up	361.75
Less: Calls in arrears	0.01

361.74
Add: Share forfeiture	0.05

361.79

4.	BACKGROUND AND RATIONALE FOR THE SCHEME

4.1.	The background and circumstances which justify the said Reorganisation and Amalgamation are, inter-alia, as follows:-

4.1.1.	The Transferor Company was set up in 1984 as a finance company to carry on the business of hire purchase, leasing and other finance related activities. Whilst the Transferor Company had diversified into various other business activities like credit cards, share broking, home finance, merchant banking, its mainstay business has always been vehicle financing.

4.1.2.	The Transferor Company had, in the last two years, decided to exit from various non-core activities by focusing primarily on its vehicle financing business. The Transferor Company predominantly carries on vehicle financing activities through a direct marketing channel spread across a countrywide network of branches with field staff and direct sales agents.

4.1.3.	The Transferee Company has an in-house financing arm, the Bureau of Hire Purchase and Credit (BHPC) which also undertakes vehicle financing business, primarily for its products. This customer financing activity is based on a dealer driven business model reaching out to its customers through its automobile dealers acting as marketing, sourcing and collection agents.

4.1.4.	In order to be competitive in the auto financing market, both the Transferor Company and the Transferee Company had entered into a joint marketing arrangement under which they approach the market through a common marketing front under the brand of ‘Tata Motor Finance’. This has enabled Tata Motor Finance to draw operational synergies from the Transferor Company and the Transferee Company resulting in enhanced vehicle financing activity, whilst simultaneously supporting the Transferee Company’s vehicle sales.

4.1.5.	In line with international practice, the Transferee Company is planning to build a formidable captive financing arm to support its vehicle sales business, de-risk the revenue stream from the cyclicality of vehicles sales business, ensure customer loyalty by enveloping a complete value chain of life cycle spending of a vehicle buyer and generate a sustainable profit stream to enhance shareholders’ value. With this view, it is now proposed to amalgamate the Transferor Company with the Transferee Company.

4.1.6.	The above amalgamation would result in synergies to Tata Motor Finance through complementary customer sourcing models, access to low cost funds, flexibility to offer competitive products/services, bundling financing options with other products / services of the Transferee Company and operational synergies.

4.1.7.	This amalgamation therefore would enable Tata Motor Finance to face the increasing competition with better economies of scale, improved cost efficiencies and enhanced productivity and in the process, grow this business profitably. It would also help the combined entity to attract and retain the best human resource talent which is of vital importance for this business.

4.1.8	The proposed amalgamation would be beneficial to the shareholders of the Transferor Company in as much as they would have an opportunity to be able to participate in the auto finance growth under the amalgamated entity and participate in the up side of the overall business growth of the Transferee Company, possible appreciation of its stock price and dividend payouts.

5.	AMALGAMATION OF COMPANIES

5.1.	Upon the coming into effect of this Scheme and with effect from the Appointed Date, the Transferor Company shall stand amalgamated with the Transferee Company, as provided in the Scheme, and, pursuant to the provisions of Sections 391 and 394 and other applicable provisions of the Act, all the assets and debts, outstandings, credits, liabilities, duties and obligations whatsoever concerning the Transferor Company, including but not limited to the entire industrial undertaking of the Transferor Company, being the business of generation and sale of electricity and any incentive pertaining thereto, as on the Appointed Date shall, accordingly, stand transferred to and vested in and/or be deemed to be and stand transferred to and vested in the Transferee Company, as under. Without prejudice to the generality of the above, all benefits including under income tax, excise (including Cenvat), sales tax (including deferment of sales tax), etc., to which the Transferor Company is entitled to in terms of the various statutes and/or schemes of the Union and State Governments, shall be available to and vest in the Transferee Company.

5.1.1.	In respect of such of the assets of the Transferor Company, as are movable in nature or are otherwise capable of transfer by manual delivery, they shall be physically handed over by manual delivery or endorsement and delivery, and the same may be so transferred by the Transferor Company, without requiring any deed or instrument of conveyance for the same and shall become the property of the Transferee Company to the end and intent that the ownership and property therein passes to the Transferee Company on such handing over in pursuance of the provisions of Section 394 of the Act.

5.1.2.	In respect of such of the assets belonging to the Transferor Company other than those referred to in sub-clause 5.1.1 above, the same shall, without any further act, instrument or deed, be transferred to and stand vested in and / or be deemed to be transferred to and stand vested in the Transferee Company pursuant to the provisions of Section 394 of the Act.

5.1.3.	In relation to the assets belonging to the Transferor Company, which require separate documents of transfer, the parties will execute the necessary documents, as and when required.

5.1.4.	The transfer and vesting of all the assets of the Transferor Company, as aforesaid, shall be subject to the existing charges, mortgages and encumbrances, if any, over or in respect of any of the assets or any part thereof, provided however that such charges, mortgages and/or encumbrances shall be confined only to the relative assets of the Transferor Company or part thereof on or over which they are subsisting on transfer to and vesting of such assets in the Transferee Company and no such charges, mortgages, and/or encumbrances shall be enlarged or extended over or apply to any other asset(s) of the Transferee Company. Any reference in any security documents or arrangements (to which the Transferor Company is a party) to any assets of the Transferor Company shall be so construed to the end and intent that such security shall not extend, nor be deemed to extend, to any of the other asset(s) of the Transferee Company and the Transferee Company shall not be obliged to create any further or additional security thereof.

5.1.5.	In respect of the debts, liabilities, duties and obligations of the Transferor Company, it is hereby clarified that, it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, duties and obligations have arisen.

5.2.	For the removal of doubt, it is clarified that, to the extent that there are inter-company loans, deposits, obligations, balances or other outstandings as between the Transferor Company and the Transferee Company, the obligations in respect thereof shall come to an end and there shall be no liability in that behalf and corresponding effect shall be given in the books of account and records of the Transferee Company for the reduction of such assets or liabilities as the case may be and there would be no accrual of interest or any other charges in respect of such inter-company loans, deposits or balances, with effect from the Appointed Date.

6.	LEGAL PROCEEDINGS

6.1.	If any suits, actions and proceedings of whatsoever nature (hereinafter referred to as the “Proceedings”) by or against the Transferor Company are pending on the Effective Date, the same shall not abate or be discontinued nor be in any way prejudicially affected by reason of the amalgamation of the Transferor Company with the Transferee Company or anything contained in the Scheme, but the Proceedings may be continued and enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as the same would or might have continued and enforced by or against the Transferor Company, in the absence of the Scheme.

7.	CONTRACTS AND DEEDS

7.1.	All contracts, deeds, bonds, agreements, arrangements, incentives, licences, engagements and other instruments of whatsoever nature to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which have not lapsed and are subsisting on the Effective Date, shall remain in full force and effect against or in favour of the Transferee Company as the case may be, and may be enforced by or against the Transferee Company as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary thereto.

7.2.	The Transferee Company shall, if and to the extent required by law, enter into and/or issue and/or execute deeds, writings or confirmations, to give formal effect to the provisions of this Clause and to the extent that the Transferor Company is required prior to the Effective Date to join in such deeds, writings or confirmations, the Transferee Company shall be entitled to act for and on behalf of and in the name of the Transferor Company.

8.	SAVING OF CONCLUDED TRANSACTIONS

8.1.	The transfer of the assets and liabilities of the Transferor Company under Clause 5 above, the continuance of Proceedings under Clause 6 above and the effectiveness of contracts and deeds under Clause 7 above, shall not affect any transaction or Proceedings already concluded by the Transferor Company on or before the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things done and executed by the Transferor Company in respect thereto, as if done and executed on its behalf.

9.	EMPLOYEES

9.1.	All the employees of the Transferor Company in service on the Effective Date shall, on and from the Effective Date, become the employees of the Transferee Company. All employees of the Transferor Company in service on the Effective Date to whom provisions of Industrial Disputes Act, 1947 apply, shall, on and from the Effective Date, become the employees of the Transferee Company on the terms and conditions not less favourable than those on which they were engaged on the Effective Date.

9.2.	On and from the Effective Date, the services of the employees of the Transferor Company will be treated as having been continuous, without any break, discontinuance or interruption, for the purpose of membership and the application of the rules or bye-laws of the said Funds (as defined herein below).

9.3.	With regard to provident fund and gratuity fund or any other special funds or schemes created or existing for the benefit of such employees (hereinafter referred to as the “said Funds”) of the Transferor Company, upon the Scheme becoming effective, the Transferee Company shall stand substituted for the Transferor Company for all purposes whatsoever relating to the administration or operation of such schemes or funds in relation to the obligations to make contributions to the said Funds in accordance with the provisions of such schemes or funds in the respective Trust Deeds or other documents. It is the aim and intent of the Scheme that all the rights, duties, powers and obligations of the Transferor Company in relation to such schemes or funds shall become those of the Transferee Company. In the event that the Trustees are constituted as holders of any securities, trust funds or trust monies, in relation to any provident fund trust, gratuity trust or superannuation trust of the Transferor Company, such funds shall be transferred by such trustees of the trusts of the Transferor Company, to separate trusts and the trustees of the Transferee Company if set up for the same purpose and object and shall be deemed to be a transfer of trust property from one set of trustees to another set of trustees in accordance with the provisions of the relevant labour laws, Indian Trusts Act, 1882, the Income Tax Act, 1961 and relevant stamp legislations, as applicable. In such a case, appropriate deeds of trusts and/or documents for transfer of trust properties shall be executed upon the sanction of the Scheme in accordance with the terms hereof by the trustees of such trusts in favour of the trusts of the Transferee Company, so as to continue the benefits of the employees. For this purpose, the trusts created by the Transferor Company shall be transferred and/or continued by the Transferee Company, if permitted by law, failing which the Transferee Company shall establish similar trusts ensuring that there is continuity in this regard. The Trustees, including the Board of Directors of the Transferor Company and the Transferee Company, shall be entitled to adopt such course of action in this regard, as may be advised, provided however that there shall be no discontinuation or breakage in the service of the employees of the Transferor Company.

10.	CONDUCT OF BUSINESS TILL EFFECTIVE DATE

With effect from the Appointed Date and upto and including the Effective Date:

10.1.	The Transferor Company shall be deemed to have been carrying on and shall carry on its businesses and activities and shall be deemed to have held and stood possessed of and shall hold and stand possessed of all of the assets of the Transferor Company for and on account of, and in trust for, the Transferee Company. The Transferor Company hereby undertakes to hold the said assets with utmost prudence until the Effective Date.

10.2.	The Transferor Company shall carry on its businesses and activities with reasonable diligence, business prudence and shall not (without the prior written consent of the Transferee Company) alienate, charge, mortgage, encumber or otherwise deal with or dispose of the undertaking or any part thereof (except in the ordinary course of business).

10.3.	All the profits or income, taxes (including advance tax and tax deducted at source) or any costs, charges, expenditure accruing to the Transferor Company or expenditure or losses arising or incurred or suffered by the Transferor Company shall for all purpose be treated and be deemed to be and accrue as the profits, taxes, incomes, costs, charges, expenditure or losses of the Transferee Company, as the case may be.

10.4.	On and after the Appointed Date and until the Effective Date, the Transferor Company shall not without the prior written approval of the Board of Directors of the Transferee Company:

10.4.1.	except as contemplated under the Scheme, issue or allot any further securities, either by way of rights or bonus or otherwise; or

10.4.2.	utilise, subject to Clause 11.1 below, the profits, if any, for any purpose, including of declaring or paying any dividend.

11.	DIVIDENDS

11.1.	The Transferor Company and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders in respect of the accounting period prior to the Effective Date. The dividend, if any, shall be declared by the Transferor Company only with the prior written consent of the Board of Directors of the Transferee Company, as mentioned in Clause 10.4.2 above.

11.2.	Subject to the provisions of the Scheme, the profits of the Transferor Company, for the period beginning from the Appointed Date, shall belong to and be the profits of the Transferee Company and will be available to the Transferee Company for being disposed of in any manner as it thinks fit.

11.3.	It is clarified that the aforesaid provisions in respect of declaration of dividends are enabling provisions only and shall not be deemed to confer any right on any member of the Transferor Company and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the said Act, shall be entirely at the discretion of the Board of Directors of the Transferee Company, subject to such approval of the shareholders, as may be required.

12.	AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE TRANSFEREE COMPANY

12.1.	Upon coming into effect of the Scheme, the Objects Clause of the Memorandum of Association of the Transferee Company shall stand amended and the following clause shall be added as Clause No.(1A) to the Objects Clause of the Memorandum of Association of the Transferee Company:

“To carry on the business of financing, re-financing of all kinds and descriptions of motor vehicles, tractors and other farm equipment, construction equipment, capital equipment, spares and components, whether manufactured by the Company or not, including used/second hand products as also services of every kind and description, through credit/financing products, including by way of hire purchase, financial and/or operating leases, loans and guarantees or otherwise.”

It shall be deemed that the members of the Transferee Company have also resolved and accorded all relevant consents under Section 17 of the Act. It is clarified that there will be no need to pass a separate shareholders’ resolution as required under Section 17 of the Act.

12.2.	Upon coming into effect of the Scheme, Clause V of the Memorandum of Association of the Transferee Company be and is hereby replaced with the following:

‘V. The Capital of the Company is Rs.4,10,00,00,000/- divided into 41,00,00,000 Ordinary Shares of Rs.10/- each.’

12.3.	Upon coming into effect of the Scheme, Article 5 of the Articles of Association of the Transferee Company be and hereby replaced with the following:

‘5. The Capital of the Company is as reflected in Clause V of the Memorandum of Association from time to time.’

It shall be deemed that the members of the Transferee Company have also resolved and accorded all relevant consents under Sections 31 and 94 of the Act or any other provisions of the Act to the extent the same may be considered applicable. It is clarified that there will be no need to pass a separate shareholders’ resolution as required under the Act.

12.4.	In order to carry on the activities currently being carried on by the Transferor Company, upon the approval of the Scheme by the members of the Transferor Company and the members of the Transferee Company pursuant to Section 391 of the Act, it shall be deemed that the members of the Transferee Company have also resolved and accorded all relevant consents under Section 149(2A) of the Act or any other provisions of the Act for the commencement of any business or activities currently being carried on by the Transferor Company in relation to any of the objects contained in the Memorandum of Association of the Transferee Company, to the extent the same may be considered applicable. In particular, the Transferee Company would be allowed to commence the new business of generation and sale of power, specifically through wind mills as hitherto carried on by the Transferor Company, as per Object Clause No. 28 in the Memorandum of Association of the Transferee Company. It is clarified that there will be no need to pass a separate shareholders’ resolution as required under Section 149(2A) of the Act.

13.	ISSUE OF SHARES BY THE TRANSFEREE COMPANY

13.1.	Upon the Scheme coming into effect, and without any further application, act or deed, the Transferee Company shall, in consideration of the amalgamation, issue and allot to every equity shareholder of the Transferor Company (other than the Transferee Company but including Sheba Properties Limited, a wholly owned subsidiary company of the Transferee Company, if applicable) holding fully paid-up equity shares in the Transferor Company and whose names appear in the Register of Members of the Transferor Company on the Record Date, 8 Ordinary Shares of Rs.10/- each in the Transferee Company credited as fully paid-up with rights attached thereto as hereinafter mentioned for every 100 equity shares of Rs.10/- each fully paid-up held by such member in the capital of the Transferor Company.

13.2.	Notwithstanding what is stated in Clause 13.1 above, upon the Scheme coming into effect, the equity shares which the Transferee Company holds in the Transferor Company, if any, shall get cancelled, without any further application, act or deed.

13.3.	In so far as forfeited shares in the Transferor Company are concerned, no shares shall be issued by the Transferee Company in lieu thereof.

13.4.	Upon the Scheme coming into effect, the preference shares held by the Transferee Company in the Transferor Company shall get cancelled without any further application, act or deed.

13.5.	In respect of the equity shares in the Transferor Company already held in dematerialised form, the Ordinary Shares to be issued by the Transferee Company in lieu thereof shall also be issued in dematerialised form with the shares being credited to the existing depository accounts of the members of the Transferor Company entitled thereto. In respect of the equity shares in the Transferor Company held in the physical form, each member of the Transferor Company holding such shares shall have the option, to be exercised by way of giving a notice to the Transferee Company on or before the Record Date, to receive the Ordinary Shares of the Transferee Company either in physical form or in dematerialised form. In the event that such notice has not been received by the Transferee Company in respect of any member, the Ordinary Shares of the Transferee Company shall be issued to such members in physical form.

13.6.	The shares of Transferor Company held by its equity shareholders (both in physical and dematerialized form) whose names appear in the Register of Members and the records of the depository as on the Record Date, shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled. The said equity shares of the Transferor Company held in physical form shall be deemed to have been automatically cancelled without any requirement to surrender the certificates for shares held by the shareholders of the Transferor Company. The Transferee Company shall take such corporate actions in relation to the equity shares of the Transferor Company held in dematerialized form, as may be necessary.

13.7.	The Board of Directors of the Transferee Company shall consolidate all fractional entitlements arising due to the issue of Ordinary Shares in terms of Clause 13.1 to shareholders of the Transferor Company and thereupon issue and allot Ordinary Shares in lieu thereof to a separate trust created for the purpose which shall hold the Ordinary Shares in trust for and on behalf of the members entitled to such fractional entitlements with the express understanding that such trust shall sell the same at such time or times and at such price or prices to such person or persons, as it deems fit. The said trust shall distribute such net sale proceeds to the members in the same proportion as their respective fractional entitlements bear to the consolidated fractional entitlements.

13.8.	On the approval of the Scheme by the members of the Transferor Company and the members of the Transferee Company pursuant to Section 391 of the Act, it shall be deemed that the said members have also resolved and accorded all relevant consents under Section 81(1A) of the Act or any other provisions of the Act to the extent the same may be considered applicable. It is clarified that there will be no need to pass a separate shareholders’ resolution as required under Section 81(1A) of the Act.

13.9.	The new shares in the Transferee Company to be issued to the members of the Transferor Company shall be subject to the Memorandum and Articles of Association of the Transferee Company and the Ordinary Shares shall rank pari passu in all respects with the existing Ordinary Shares in the Transferee Company.

13.10.	The Ordinary Shares of the Transferee Company issued in terms of the Scheme shall, subject to applicable regulations, be listed and/or admitted to trading on the relevant stock exchange(s) where the existing Ordinary Shares of the Transferee Company are listed and/or admitted to trading.

14.	DISSOLUTION OF THE TRANSFEROR COMPANY

14.1.	On the Scheme becoming effective, the Transferor Company shall be dissolved without being wound up without any further act by the parties.

14.2.	On and with effect from the Effective Date, the name of the Transferor Company shall be struck off from the records of the Registrar of Companies, Maharashtra, Mumbai. The Transferee Company shall make necessary filings in this regard.

15.	ACCOUNTING TREATMENT AND REDUCTION OF CAPITAL

15.1.	Subject to Clause 15.2 below, all Assets & Liabilities, including Reserves, of the Transferor Company shall be recorded in the books of account of the Transferee Company at their existing carrying amounts and in the same form.

15.2.	Upon the Effective Date and with effect from March 31, 2005, but always deemed to be prior to the coming into effect of the amalgamation contemplated in this Scheme, the debit balance of the Profit & Loss Account of the Transferor Company shall be deemed to be written off against the Share Premium Account of the Transferor Company to the extent of the balance available in the Share Premium Account and accordingly, the Share Premium Account of the Transferor Company shall automatically stand reduced as on March 31, 2005 to that extent. The reduction in the Share Premium Account of the Transferor Company, as aforesaid, shall be effected as part of the Scheme only in accordance with Sections 100 to 103 of the Act. As the same does not involve either diminution of liability in respect of unpaid share capital or payment to any shareholder of any paid-up share capital, the provisions of Section 101(2) of the Act are not applicable. However, the order of the Hon’ble High Court of Judicature at Bombay, sanctioning the Scheme, shall be deemed to be an order under Section 102 of the Act confirming the reduction. The debit balance remaining in the Profit & Loss Account of the Transferor Company after the write off against the Share Premium Account of the Transferor Company, shall be transferred to the General Reserves of the Transferee Company.

15.3.	Such reserves of the Transferor Company, including Share Premium Account, if any, will be incorporated in the books of account of the Transferee Company as reduced by the cost of investments of the Transferee Company in the Equity Shares of the Transferor Company.

15.4.	The difference between the amounts recorded as Share Capital issued and the amount of Share Capital of the Transferor Company shall be adjusted in General Reserves.

15.5.	The Preference Share Capital of the Transferor Company will be adjusted against the Investments of the Transferee Company in the said capital.

15.6.	In case of any difference in accounting policy between the Transferor Company and the Transferee Company, the impact of the same till the Appointed Date will be quantified and adjusted in the General Reserves of the Transferee Company to ensure that the financial statements of the Transferee Company reflect the financial position on the basis of consistent accounting policies.

16.	APPLICATIONS TO THE HIGH COURT

The Transferor Company and the Transferee Company shall, with all reasonable dispatch, make applications to the Hon’ble High Court of Judicature at Bombay, where the Registered Offices of the Transferor Company and the Transferee Company are situated, for sanctioning this Scheme under Sections 100, 391 to 394 of the Act for an order or orders thereof for carrying this Scheme into effect and for dissolution of the Transferor Company without winding up.

17.	MODIFICATIONS/AMENDMENTS TO THE SCHEME

17.1.	The Transferor Company and the Transferee Company by their respective Board of Directors or such other person or persons, as the respective Board of Directors may authorise, including any committee or sub-committee thereof, may make and/or consent to any modifications/amendments to the Scheme or to any conditions or limitations that the Court or any other authority may deem fit to direct or impose or which may otherwise be considered necessary, desirable or appropriate by them. The Transferor Company and the Transferee Company by their respective Board of Directors or such other person or persons, as the respective Board of Directors may authorise, including any committee or sub-committee thereof, shall be authorised to take all such steps as may be necessary, desirable or proper to resolve any doubts, difficulties or questions whether by reason of any directive or orders of any other authorities or otherwise howsoever arising out of or under or by virtue of the Scheme and/or any matter concerned or connected therewith.

17.2.	For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the delegate(s) of the Transferee Company may give and are hereby authorised to determine and give all such directions as are necessary, including directions for settling or removing any question of doubt or difficulty that may arise and such determination or directions, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

18.	SCHEME CONDITIONAL ON APPROVALS/ SANCTIONS

18.1.	The Scheme is conditional upon and subject to:

18.1.1.	Approval of the Scheme by the requisite majority of the respective members and such class of persons of the Transferor Company and the Transferee Company as may be directed by the Hon’ble High Court of Judicature at Bombay.

18.1.2.	Sanctions and Orders under the provisions of Section 391 read with Section 394 of the Act being obtained by the Transferor Company and the Transferee Company from the Hon’ble High Court of Judicature at Bombay.

18.1.3.	The approval of the Government of India and/or Reserve Bank of India, if required, and the prior consent of the Stock Exchange, Mumbai and/or the National Stock Exchange of India Limited where such approval or consent is necessary.

18.1.4.	All other sanctions and approvals as may be required by law in respect of this Scheme being obtained.

18.2.	This Scheme, although to come into operation from the Appointed Date, shall not become effective until the last of the following dates, namely:

18.2.1.	That on which the last of the aforesaid consents, approvals, permissions, resolutions and orders as mentioned in Clause 18.1 shall be obtained or passed; or

18.2.2.	That on which all necessary certified copies of orders under Sections 391 and 394 of the Act shall be duly filed with the appropriate Registrar of Companies.

The last of such dates shall be the “Effective Date” for the purpose of this Scheme.

19.	COSTS

All costs, charges and expenses including stamp duty and registration fee of any deed, document, instrument or Court’s order including this Scheme or in relation to or in connection with negotiations leading upto the Scheme and of carrying out and implementing the terms and provisions of this Scheme and incidental to the completion of arrangement in pursuance of this Scheme shall be borne and paid by the Transferee Company.

20.	REVOCATION OF THE SCHEME

In the event of any of the said sanctions and approvals referred to in Clause 18 above not being obtained and/or complied with and/or satisfied and/or this Scheme not being sanctioned by the Hon’ble High Court of Judicature at Bombay and/or order or orders not being passed as aforesaid before June 30, 2006 or such other date as may be mutually agreed upon by the respective Board of Directors of the Transferor Company and the Transferee Company {who are hereby empowered and authorised to agree to and extend the aforesaid period from time to time without any limitations in exercise of their powers through and by their respective delegate(s)}, this Scheme shall stand revoked, cancelled and be of no effect and in that event, no rights and liabilities whatsoever shall accrue to or be incurred, inter se the Transferor Company and the Transferee Company or their respective shareholders or creditors or employees or any other person save and except in respect of any act or deed done prior thereto as is contemplated hereunder or as to any right, liability or obligation which has arisen or accrued pursuant thereto and which shall be governed and be preserved or worked out in accordance with the applicable law and in such case, each company shall bear its own costs unless otherwise mutually agreed. Further, the Board of Directors of the Transferor Company and the Transferee Company shall be entitled to revoke, cancel and declare the Scheme of no effect if such boards are of view that the coming into effect of the Scheme in terms of the provisions of this Scheme or filing of the drawn up orders with any authority could have adverse implication on all/any of the companies.

TATA MOTORS LIMITED

Registered Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001.

ATTENDANCE SLIP

Shareholders attending the meeting in person or by proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.

I hereby record my presence at the Court Convened General Meeting of the Company at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020 at 4:00 p.m. on Tuesday, April 26, 2005.

Full name of the Member

(in block letters)

Signature

Folio No.

DPID No. *

Client ID No. *

*	Applicable for the shareholder(s) holding shares in electronic form.

Full name of the proxy (in block letters)

Signature

Notes:

1.	Shareholder/Proxyholder wishing to attend the meeting must bring the Attendance Slip to the meeting.

2.	Shareholder/Proxyholder desiring to attend the meeting should bring his/her copy of the Notice for reference at the meeting.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION COMPANY APPLICATION NO. 179 OF 2005

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 read with Sections 100 to 103 of the Companies Act, 1956;

-And-

In the matter of Tata Motors Limited, a company incorporated under the provisions of the Indian Companies Act, 1913 and having its Registered Office at Bombay House, 24, Homi Mody Street, Mumbai 400 001.

-And-

In the matter of the Scheme of Reorganisation and Amalgamation of Tata Finance Limited, a company incorporated under the provisions of the Companies Act, 1956 and having its Registered Office at Bezzola Complex,

V. N. Purav Marg, Chembur, Mumbai 400 071 (Transferor Company) with Tata Motors Limited, a company incorporated under the provisions of the Indian Companies Act, 1913 and having its Registered Office at Bombay House, 24, Homi Mody Street, Mumbai 400 001 (Transferee Company) and their respective shareholders and creditors.

Tata Motors Limited, a company incorporated under the provisions of the Indian Companies Act, 1913 and having its Registered Office at Bombay House, 24, Homi Mody Street, Mumbai 400 001.	) ) ) ) )	. . . . . . . . . . . Applicant Company

FORM OF PROXY

I/We, the undersigned, Ordinary Shareholder(s) of the Applicant Company hereby appoint                              of                              or failing him / her                              of                              as my / our proxy, to attend for me / us on my / our behalf at the meeting of the Ordinary Shareholders of the Applicant Company to be held at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020 on Tuesday, April 26, 2005 at 4:00 p.m. for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Reorganisation and Amalgamation (the Scheme) of Tata Finance Limited with Tata Motors Limited at such meeting and at any adjournment(s) thereof, to vote                              (**) for me / us and in my/our name(s) as my/our proxy may approve.

(Strike out what is not necessary)

Dated this      day of              2005.

Name :

Address:

Folio No. / DP ID / Client ID * :

*	Applicable for members holding shares in electronic form.

No. of Share(s) :

Signature

Notes:

1.	Proxy must be deposited at the Registered Office of the Applicant Company, not later than Forty Eight hours before the meeting.

2.	In case of multiple proxies, proxy later in time shall be accepted.

3.	All alterations made in the Form of Proxy should be initialed.
**	(if you want to vote in favour of the Scheme, with or without modification(s), insert ‘FOR’ and in case you want to vote against insert ‘AGAINST’ and delete all the words after the word ‘the Scheme’)